UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       April 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated April 15, 2003

2.

Press Release dated May 30, 2003

3.

Press Release dated June 3, 2003

4.

Management Information Circular dated April 15, 2003

5.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated  June 13, 2003                                  Signed: /s/  Christopher Dyakowski, Director

SAN TELMO ENERGY LTD.

PRESS RELEASE

April 15, 2003

San Telmo Energy Ltd. (OTCBB: STUOF) is pleased to announce that it has completed a non-brokered private placement announced on April 7, 2003 in the amount of 333,333 shares at a purchase price of $1.50 U.S. per share. These shares are subject to a hold period, which expires on August 15th, 2003. The placee is Bankhaus Sal. Oppenheim jr. & Cie. (Schweiz)

AG.

Founded in 1789, Bankhaus Sal. Oppenheim jr. & Cie. is is one of Europe's largest independent private banks.

On Behalf of the Board,

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

MAY 30, 2003

The Company has been served with a Statement of Claim issued in the Court of the Queen’s Bench of

Alberta. A former officer of the company’s wholly owned subsidiary has made claims against the Company and third parties arising, in part, from the plaintiff’s employment with the subsidiary. The Company believes that the Plaintiff’s claims have no merit. The Company has instructed counsel to defend this Action with vigor.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private

Securities Litigation Reform Act of 1995, regarding San Telmo Energy business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY TO COMMENCE DRILLING OF HIGH-IMPACT

NISKU PROSPECT

Calgary, Alberta, June 3, 2003 – San Telmo Energy (OTCBB: STUOF) today announced it will commence drilling of its high-impact Nisku prospect later this week. The prospect, which is located in Alberta’s prolific West Pembina area, is a Nisku Pinnacle Reef identified through proprietary seismic data. As the operator, San Telmo will test the Nisku formation to a target depth of 3,025 meters (10,000 feet).

San Telmo is also scheduling to drill its Gordondale prospect during the current quarter. The site,

held 100% by San Telmo, is currently being surveyed in preparation for drilling. The immediate area hosts a number of multi-zone producing wells. A pool similar to San Telmo’s Gordondale target has to date produced 140,000 barrels of oil and 1 billion cubic feet of gas from two wells.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta,

San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company. The company has

10,017,225 shares issued and outstanding and is publicly traded under the symbol “STUOF”.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

Or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private

Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

SAN TELMO ENERGY LTD.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR AN EXTRA-ORDINARY

GENERAL MEETING TO BE HELD ON THE 14TH DAY OF MAY, 2003.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of San Telmo

Energy Ltd. (hereinafter called the “Company”) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby

Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT

SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE

AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES

REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, AS

THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company,

save and except the special resolutions in respect to stock options as described herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except incentive stock options described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares without par value of which 8,306,035 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 8,306,035.

Shareholders registered prior to the close of business on April 9, 2003 (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than April 14, 2003, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Pacific Corporate Trust Company, 10 Floor - th

625 Howe Street, Vancouver, B.C. V6C 3B8 and must be received at that office not less than 48 hours,

excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this

Information Circular, no person beneficially owns, directly or indirectly, equity shares carrying more than

10% of the voting rights attached to all equity shares of the Company.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1. A special resolution, that subject to regulatory approval and in compliance with the policies of the

TSX Venture Exchange (the “Exchange”), the Company be allowed and is hereby authorized to enter into one or more distributions of securities with subscribers wherein substantial number of the subscribers in each private placement will be at arms length to the Company during the ensuring

12 month period, providing for the issuance of up to 8,306,035 (pre or post consolidation)

common shares (with or without detachable share purchase warrants), to be determined by management’s discretion, in accordance with the terms of a proposed private placement, rights offering or prospectus financing or financings, and any corresponding agent’s warrants or finder’s fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company in their absolute discretion and as are acceptable with the appropriate securities regulatory authorities, together with any possible effective change in control of the Company resulting from the completion of any such transaction or transactions.

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs, the Company might arrange private placement subscriptions or public offerings of shares or securities convertible into share.

It is not the current intention of management to issue the entire number of securities proposed for authorization pursuant to the proposed resolution, however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including common share purchase warrant granted as part of such placement if the number of the Company common shares to be issued to one placee, or to a group of placees who intend to vote their common shares as a group, is equal to or greater than 20% of the number of the Company’s common shares outstanding after giving effect to the issuance of the private placement common shares (including the exercise of any common share purchase warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or be part of a transaction involving a change in the effective control of the Company or the creation of a control block.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company’s administrative costs relating to such private placements.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not deal at arm’s length with the Company; however, the subscription prices will comply with the policies of the Exchange.

In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transaction with placees wherein the placees in each private placement may or may not deal at arm’s length to the Company, the

Company may be required to seek shareholder approval for private placements negotiated thereafter.

2. A special resolution, that:

(a) The authorized capital of the Company be altered by subdividing all 100,000,000 shares without par value of which 8,306,035 shares are issued as fully paid and non-assessable shares, into

300,000,000 shares without par value of which 24,918,105 shares are issued as fully paid and non-assessable shares, every one (1) of such shares before subdivision being subdivided into three

(3) shares;

(b) The Company’s Memorandum be altered so that the Memorandum, as altered, shall at the time of filing comply with the Company Act;

(c) Paragraph 2 of the Memorandum be altered to read:

“2. The authorized capital of the Company consists of 300,000,000 common shares without par value.”

(d) Notwithstanding that this special resolution has been duly passed by the shareholders, the directors of the Corporation are hereby authorized, at their discretion, to determine at any time, not to proceed with the subdivision without further approval of the Shareholders;

(e) Any one director or officer of the Corporation is authorized and directed to deliver or cause to be delivered, all such documents or instruments, and to do or cause to be done all such other acts and things as may be necessary or desirable to carry out the intent of the foregoing special resolution,

such necessity to be conclusively evidenced by the execution and delivery of any documents or instruments or the taking of any such actions.

3. An ordinary resolution as follows:

“It is resolved that, subject to any regulatory approval, the Company is authorized to make application for the delisting of the common shares from the facilities of the TSX Venture Exchange and the directors of the Company are authorized to determine the timing and terms of such delisting in their sole discretion.”

The Company’s shares trade on the over-the-counter Bulletin Board. The management of the

Company feels that it needs flexibility in its future plans. There are corporate opportunities in the

United States which it may wish to pursue.

4. An ordinary resolution approving the adoption by the Company of the new form of Escrow

Agreement prescribed by National Policy 46-201. In June of 2001, the Canadian Venture

Exchange issued a Bulletin advising that, in conjunction with the Canadian Securities

Administrators, it had developed guidelines under which it will permit existing escrow agreements to be amended to reflect the release terms included in the proposed Uniform Escrow Regime outlined in CSA Notice 46-201-Proposal for Uniform Terms of Escrow Applicable to Initial Public

Distributions (the "National Proposal"). The Uniform Escrow Regime is an initiative of the

Canadian Securities Administrators to standardize the terms of escrow applicable to initial public distributions, escrow and vendor consideration, take-over bids and similar transactions. Effective

September 21, 2001, the British Columbia Securities Commission adopted the new National

Policy for escrow shares relating to all public offerings, and the related form of escrow agreement,

and also adopted procedures to permit the amendment of release terms contained in escrow agreements entered into prior to the adoption of the Policy to conform with the new, standardized regime. The escrow agreement which is currently in place covering the 176,035 shares which are held in escrow is the form of agreement which was mandated by the Superintendent of Brokers'

former Local Policy Statement 3.07, which was originally issued in 1989 and is the form of agreement which was accepted by the then Vancouver Stock Exchange. The existing 1997 escrow agreement provides for escrow releases based on exploration expenditures of the

Company as defined in an old Vancouver Stock Exchange Listing Policy Statement No. 19 in

effect in 1997. The new Uniform Escrow Regime provides for automatic timed release of escrow shares according to the company's classification as an "exempt issuer", an "established issuer" or an "emerging issuer". As of the date of this Information Circular, the Company is considered to be an "emerging issuer", which is an issuer whose shares are listed on Tier 2 of the TSX Venture

Exchange. Because the Company is designated an "emerging issuer", escrow releases are effected in equal tranches at six month intervals over thirty-six months. The form of new escrow agreement which is proposed to be adopted is BC Form 46-201 F1 (see website of B.C. Securities

Commission). The 176,035 shares which are currently held in escrow are held by director George

Stubos and former director Romaine Gilliland. As an interested party, George Stubos shall abstain from voting on this resolution.

5. A special resolution to approve the stock option plan dated May 14, 2003.

Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the

“Plan”). Management is of the view that it is in the best interests of the Company to implement the

Plan. The Plan, if approved by the shareholders and the TSX Venture Exchange (the “Exchange”),

will become effective upon such approval.

The Plan has been prepared in accordance with the policies of the Exchange. It reserves

1,661,207 common shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the

Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option’s expiration date, whichever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option’s expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider’s associates,

within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

A copy of the Plan is attached to this Information Circular as Schedule A.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five (75%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING

OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD

ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES

REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS

IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 9th day of April, A.D. 2003.

BY ORDER OF THE BOARD OF DIRECTORS

PROXY

EXTRA-ORDINARY

GENERAL MEETING OF SHAREHOLDERS OF

SAN TELMO ENERGY LTD.

(Name of Company)

TO BE HELD AT 430 - 580 HORNBY STREET, VANCOUVER, BC

(Location of Meeting)

ON WEDNESDAY , MAY 14 , 2003 , AT 10:00 AM TH

(Day of week) (Month/day) (Year) (Time of Meeting)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, William E. Schmidt, a Director of the Company, or failing this person, George

Stubos, a Director of the Company, or in the place of the foregoing,

(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered

Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered

Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the

Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: _____________________________

DATE SIGNED:

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

FOR AGAINST

1. To allow distributions of securities

2. To subdivide capitalization

3. To alter Memorandum

4. To delist from TSX Venture Exchange

5. To adopt Form 46-201 for escrow

6. To grant the proxyholder authority to vote at

his/her discretion on any other business or

amendment or variation to the previous resolution

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE